FINANCIAL HIGHLIGHTS
                                                     Percent
                             1998           1997      Change

FOR THE YEAR

Net Interest Income       $ 4,360          4,267       2.18%
Net Income before
Taxes                       1,223          1,334      -8.32%
Net Income                    919            987      -6.89%



PER SHARE

Net earnings for the year    .91	           .99      	-8.08%
Book Value at Year End	     9.11           7.43	      22.61%
(Includes Capital & Loan Loss Reserve)



AT YEAR END

Assets                 			90,524	       	85,577        5.78%
Investment Securities
and Fed Funds Sold	       29,995	       	28,640      	 4.73%
Loans			                 	52,282       		48,100      	 8.69%
Deposits		               	81,999	       	77,558	       5.72%
Stockholder's Equity	      7,872	       	 7,478      	 5.27%


Amounts are stated in thousands except earnings per share and Book Value which are stated in actual dollars.

This statement has not been reviewed or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.



IN MEMORY


This Annual report is dedicated in fond memory to these two fine gentlemen that have passed on since our last report to you.

Elmo Smith, as most of your know, was the founding President and CEO of Timberline Community Bank and served us well as a director after his retirement as president in 1981. He was instrumental in the initial organization of the Bank and its early growth, having brought many years of bank knowledge and several years of serving this community as a manager of the local branch of the Crocker National Bank. He served the community in various civic capacities, his last being the perennial treasurer of the Siskiyou Golden Fair.

R. E. (Bob) Banning was a member of the original founders group of Timberline Community Bank and joined the Board of Directors in 1981. He was a long time businessman in Scott Valley, dealing primarily with the farming community throughout Siskiyou County. Bob was an active community servant involved in many projects in the Scott Valley area.

Both of these fine gentlemen were valuable assets to the Bank and its subsequent holding company.

They will be greatly missed by all of us who worked with them.



The Directors, Management and Staff
Timberline Community Bank




LETTER TO SHAREHOLDER



1998 continued the growth we have enjoyed since the bank began.

We held the line on earnings during the year despite a substantial drop in loan and investment interest rates. We did not lower our rates paid on deposits by any significant amount, thereby retaining our existing depositors and obtaining new customers as well.

The return on assets and on beginning equity do remain at excellent levels for our peer group. These numbers are enumerated throughout the report.

We have finished the credit card program alluded to in our last report in the last quarter of 1998 and are pressing forward with loan acquisitions throughout Western Oregon. We are moving forward with plans to increase loan to deposit ratios thereby improving per share earnings.

Those of you who attended the annual meeting last year were introduced to Mr. John Linton, who is now an executive vice-president of the bank and who was elected a director late last year. It is also my pleasure to announce the election of Mr. Stephen Bradley as a director in early 1999.

Sadly we note in our dedication that we lost two directors last year both of whom were considered by management to be assets to our board. We feel that these two new gentlemen bring a new perspective to the board and look forward to serving with them.

We did take a run at acquiring a Southern Oregon bank last year but they felt that they were too new and had committed to their shareholders that they would stay within their city boundaries and stay independent. The search for a Southern Oregon presence will continue.

We also had one prospective buyer talk to us, but their bank was in desperate shape and they needed us to make them look better. We declined since the marriage of the two banks would have been detrimental to our shareholders' interests.

We are well on our way to the year 2000 as you receive this report and yes we have been examined by the FDIC for both phase one and two of the Y2K millennium bug and are comfortable with our compliance efforts. As we prepare our computers for the Y2K event we have taken the opportunity to upgrade our systems to allow us to move into the next century prepared to expand our capabilities and increase our range of services.

Sincerely,



Robert J. Youngs
President and CEO
Timberline Bancshares Inc.
Timberline Community Bank




IN OUR OPINION



1998 was a year of challenge. The Bank ended the year with a return on average assets of 1.04%, a return on beginning equity of 12.29% and a per share return of $.91, which are respectable numbers and compare favorably with our peers.

In a year of falling interest rates, a continuing slow down of loan demand in the Bank's primary lending area and continued growth in deposits, it was with the dedicated efforts of the Bank's staff that these respectable numbers were obtained. The Bank was also able to maintain a desired balance of growth in assets, deposits and capital, all in the 5% range.

Traditionally, a Bank's primary source of income is the net spread between interest earned on loans and investments and interest paid to depositors. In 1998 the net spread dropped from an average 5.6% to an average 4.5% as the interest earned on loans and investments dropped as a result of interest rate moves made by the Federal Reserve Bank, while the interest paid to our customers dropped less. This is a result of the market conditions in today's banking environment. In order to generate loans, the Bank must charge competitive rates; in order to maintain depositors, the Bank must pay competitive rates.

In lending, the Bank must compete with major banks, regional banks, other community banks, capital funding groups, credit unions, credit card affiliates and all other entities that have entered the lending market. Conversely, when paying interest on deposits to maintain market share of customers, the Bank competes with regional banks, other community banks, and credit unions. And, while the major banks have lowered their interest paid rates dramatically, the regional banks, other community banks and credit unions have not, thus creating a lesser net interest spread.

In addition, the Bank's investment portfolio in government agency issues experienced a downward shifting of interest rates as those instruments issued at the 1997 rates were called and new issues carry the lower 1998 rates, and the Fed Funds rate declined from 5.25 to 4.25 in the same period.

To offset the softening of net interest income, the Bank embarked on an aggressive loan participation program with banks in Central and Southern Oregon to enhance earnings and maintain growth in income. In addition, the Bank took measures to control operating costs, streamline operations and enhance products without curtailing service in the branches to its customers. The Bank also expended considerable time and material in preparation with the coming Y2K which is discussed in detail later in this report

It is the Bank's intention to continue to implement new products and comply with new regulations and at the same time maintain operating expenses at the most possible minimum level. Management and staff look forward to 1999 and the new millennium with confidence and the expectation that the Bank will continue to prosper and to serve the communities of Siskiyou County.






OUR MISSION REMAINS

Timberline Community Bank was formed for the specific purpose of providing banking facilities and products in the Bank's serving area.

The following is our mission statement:

   	To serve all the Banking needs within our geographic boundaries within normal industry credit underwriting and regulatory standards.

    To purposely fill gaps left by major banking institutions.

   	To consistently return a reasonable level of earnings to our shareholders.

    To protect the integrity of our shareholders' investment.

   	To be a good corporate citizen to the communities which we serve.

    To maintain the highest possible standards of conduct to our customers and our fellow employees.

   	To assist others in our industry when possible



TIMBERLINE COMMUNITY BANK AND Y2K

The Year 2000 Problem relates to a computer systems ability to recognize and properly respond to the change to the year 2000. This problem has two critical elements. The first is that many systems only store two digit for year dates, therefore when the date rolls to 00' it treats the date as >1900'. This creates a problem for systems that use dates for calculation purposes (IE. interest bearing accounts, mortgage loans, and billing systems). The second is that the year 2000 is a leap year, which can create a problem if the systems are not programmed to recognize the additional day. The effects of this problem are not confined to the financial industry and are worldwide.

The Year 2000 bug or Y2K is one of the biggest challenges that the financial industry has ever faced. Each individual computer, operating system, program, and interface to other computers had to be evaluated, changed if necessary, and tested. Although computers are greatly impacted, it is not just a computer problem. Many electronic devices have embedded chips that may be affected by the date change on 01/01/2000.

 We know that you expect, and deserve, accurate accounting and accessibility to your funds. This project has been a top priority issue for over two years. It has involved extensive dedicated resources and senior management involvement. As required by Federal Regulators we have performed the following steps in approaching this task:

AWARENESS- This involved educating ourselves to the extent of the problem. This was done by reading everything we could find about the problem, contacting the manufacturers of our systems hardware, the producers of the software, and all companies that provide services to our bank. We also attended several industry seminars devoted to the topic, as well as doing extensive research on the Internet.

ASSESSMENT- This involved inventorying and analyzing our systems and equipment. It was far reaching including our vaults, fax machines, security systems, forms, and HVAC. A part of this step was to determine whether the system or function was mission critical to the banks operations. An example would be. Accurate posting of interest to a savings account is considered mission critical while whether a fax machine worked or put the correct date on a fax would not be mission critical.

RENOVATION- This involved either reprogramming, updating, or replacing the system or equipment. Our approach has been; If there is a question, replace it.

VALIDATION- Each of the reprogrammed, updated or replaced system or equipment has been tested for compliance to Year 2000 standards.

IMPLEMENTATION- As soon as validation for Year 2000 standards were completed, the systems or equipment have been placed in operation. This was done to prevent a back log of systems to implement and promote employee awareness of the new system.


As of year end 1998, all mission critical systems had been renovated or
replaced.   It is anticipated that all of the testing and implementation will be completed by March 31, 1999. We are confident that we will meet this regulatory deadline.

WE ARE NOT STOPPING THERE. It has been our philosophy that you can't over test. We plan to continually test up until December 31, 1999. We are also in the process of developing a Contingency Plan that will address our ability to continue operations in the event of a mission critical system failure. This plan will also:

- Address external influences such as electrical power and telephone systems.
- Have documented procedures, management task assignments, and employee training.
- Consider multiple or cascading system failures.

We will also put this Contingency Plan through a validation process to ensure our plans to continue business operations will work.

I hope this helped in addressing your concerns regarding your bank and the Year 2000 issue. We are confident our efforts to make the transition to the next millennium.

Sincerely,




Robert J. Youngs
President & CEO


This is a Year 2000 Readiness Disclosure Statement and is subject to the Year 2000 Information and Readiness Disclosure Act.



INDEPENDENT AUDITORS REPORT

To the Board of Directors and
Stockholders of Timberline Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of Timberline Bancshares, Inc. (a California corporation) and subsidiary as of December 31, 1998, 1997 and 1996, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Timberline Bancshares, Inc. and subsidiary as of December 31, 1998, 1997 and 1996, and the consolidated results of their operations and their cash flows for years then ended in conformity with generally accepted accounting principles.



Carlson, Pavlik and Drageset
Certified Public Accountants, LLP
Yreka, California
February 2, 1999




			TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
				   Consolidated Balance Sheets
				December 31, 1998, 1997 and 1996






                                            								1998     	1997   		1996

ASSETS

Cash and due from banks, non-interest bearing     	$4,785 	  $5,224   	$5,202
Interest bearing deposits in other banks		            100 	       - 	       -
Federal funds sold			                            		 9,800 	   7,000   	12,700
Securities available for sale			                  	13,296 	  13,132	    6,422
Securities to be held to maturity		               	 5,538 	   7,205 	   9,574
Cash surrender value of officers'life insurance	    1,361   	 1,303 	   1,249
Loans, less allowance for loan losses of
	1998-$378 1997-$401; 1996-$491                  		51,904 	  48,100   	38,707
Premises and equipment		                        			 2,009 	   2,032	    2,097
Other assets					                                 	 1,731	    1,581 	   1,524

Total assets					                                 $90,524   $85,577   $77,475


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Deposits:
Demand				                                 		     $15,937   $15,407   $14,025
Savings					                                     		44,774 	  46,127 	  45,646
Time, under $100					                             	16,361 	  12,354 	   8,879
Time, $100 and over			                           		 4,927 	   3,670     1,718
Total deposits				                                	81,999   	77,558 	  70,268

Other liabilities		                            				   653	      541       430
Total liabilities				                            		82,652 	  78,099 	  70,698


COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock, no par value, authorized 2,000,000
shares, issued and outstanding shares
1998-1,006,810; 1997-1,006,726; 1996-954,484	        2,993  	 2,992 	   2,813
Additional paid-in capital				                           1	       1	        1
Retained earnings					                             	 4,883	   4,467     3,982
Accumulated other comprehensive income (loss);
Unrealized holding gains (losses) on securities
available for sale					                                 (5)      18       (19)
Total stockholders' equity				                       7,872    7,478     6,777

Total liabilities and stockholders' equity         $90,524  $85,577   $77,475


The accompanying notes are an integral part of these consolidated financial statements.




TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
Consolidated Statements of Income
   For The Years Ended December 31, 1998, 1997 and 1996
($ in thousands, except per share)


                                      								 1998	     	 1997	 	     1996
Interest income:
Interest and fees on loans	               			$4,923     	$4,568     	$4,338
Interest on federal funds sold			               674         586         691
Interest on securities available for sale  		   750         735         407
Interest on securities to be held to maturity   336     	   409 	       598
Interest, other						                            74	         69          69
Total						                                 	 6,757       6,367     	 6,103

Interest expense:
Interest on deposits		                    			 2,397     	 2,100     	 2,028
Net interest income		                     			 4,360     	 4,267	      4,075
Provision for loan losses				                    83	          -     	    15
Net interest income after provision
for loan losses						                         4,277	      4,267	      4,060

Other income:
Service charges					                        	   412	        411         373
Gain on sale of premises and equipment		          -     	     2	          2
Gain on securities available for sale		           -	          3 	         -
Other								                                    16 	        14	         20
Total								                                   428         430         395

Other expenses:
Salaries and employee benefits		            	 1,984       1,827     	 1,689
Occupancy expenses                      					   392	        402     	   396
Equipment and data processing expenses		        313	        318         303
Other operating expenses				                    793         816         717
Total					                                			 3,482       3,363     	 3,105

Income before income taxes	               			 1,223     	 1,334     	 1,350

Income tax expense					                         304	        347     	   438

Net income			                            				  $919     	  $987     	  $912

Earnings per common share:
Basic			                                					 $0.91       $0.99     	 $0.97

Assuming dilution				                      		 $0.91       $0.98       $0.92


The accompanying notes are an integral part of these consolidated financial statements.


               TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
             Consolidated Statements of Comprehensive Income
          For The Years Ended December 31, 1998, 1997 and 1996
                        ($ in thousands, except per share)

                                                     1998 		1997 		1996

Net income, per consolidated
statements of income			                            		$919 		$987 		$912

Other comprehensive income (loss):
Unrealized holding gains (losses) on securities
available for sale arising during the year          	 (41)		  67 		 (41)

Reclassification adjustment for (gains) losses
included in net income		                           		   -      -  	   -

Other comprehensive income (loss)		                 	 (41) 	  67  	 (41)

Income tax expense (benefit) related to other
comprehensive income (loss)		                      		 (18)		  30 		 (19)

Other comprehensive income (loss)
net of income tax		                               			 (23)		  37 		 (22)

Total comprehensive income		                       		$896 $1,024  	$890


The accompanying notes are an integral part of these consolidated financial statements.





                   TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
           Consolidated Statements Of Changes In Stockholders' Equity
              For The Years Ended December 31, 1998, 1997 and 1996
                                      ($ in thousands)

                                                               Accumulated
                                                                  Other
                                                Additional   	 Comprehensive
                               Common Stock	     Paid-In	Retained  Income
                              Shares   Amount    Capital	Earnings  (Loss)	Total

Balance, Dec.31, 1995        457,683   $2,678  	   $1    	$3,545    	$3 	$6,227
Net income			                      -        -       -        912      -     912
Other comprehensive
income (loss)net of
income tax; change in
unrealized gain (loss)
on securities
available for sale,
net of deferred
income tax benefit
of $19			                          -        -       -          -    (22)    (22)
Cash dividends declared            -        -       -       (475)     -    (475)
Options exercised by
Directors and employees       24,682      135  	    -          -      -     135
Stock split	               		472,119        - 	     -		        -      -       -

Balance, Dec.31, 1996       	954,484    2,813  	    1 	    3,982    (19)  6,777

Net income		                	      -        -       -        987      -     987

Other comprehensive
income (loss)net of
income tax; change in
unrealized gain (loss)
on securities
available for sale,
net of deferred
income tax benefit
of $30		                     	     -        -       -          -     37      37
Cash dividends declared	           -        -       -       (502)     -    (502)

Options exercised by
Directors and employees      	52,242      179       -          -      -     179


Balance,Dec.31,1997        1,006,726    2,992       1      4,467     18   7,478

Net income			                      -        -       -        919      -     919

Other comprehensive
income (loss)net of
income tax; change in
unrealized gain (loss)
on securities
available for sale,
net of deferred
income tax benefit
of $18		                     	     -        -       -          -    (23)    (23)
Cash dividends declared            -        -       -       (503)     -    (503)
Options exercised by
Directors and employees           84        1       -          -      -       1

Balance,Dec.31,1998        1,006,810   $2,993      $1     $4,883    $(5) $7,872


The accompanying notes are an integral part of these consolidated financial statements.



          			TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
			            Consolidated Statements Of Cash Flows
		       For The YearsState and political
subdivisions	   		              5,588	       102	            -    	$ 5,690
				                         	$ 7,205    	$  102       	$    1    	$ 7,306


December 31, 1996:
Securities available for sale:
U.S. Government and
agency securities	          		$ 5,750    	$    2       	$   38    	$ 5,714
State and political
subdivisions		                    707	         3	            2         708

Total	                    				$ 6,457    	$    5       	$   40    	$ 6,422
Securities to be held
to maturity:
U.S. Government and
agency securities	          		$ 3,381    	$    8        	$   8   		$ 3,381
State and political
subdivisions	   		              6,193	        69	           10	   	  6,252
					                         $ 9,574    	$   77	        $  18	   	$ 9,633



Securities carried at approximately $3,234 at December 31, 1998; $2,740 at December 31, 1997; and $2,428 at December 31, 1996, and were pledged to secure public deposits and for other purposes required or permitted by law.

Gross realized gains on sales of securities available for sale were $-0-, $3, and $-0- for the years ended December 31, 1998, 1997 and 1996, respectively. There were no sales of securities to be held to maturity for the years ended December 31, 1998, 1997 and 1996. Gross realized losses on sales of securities were $-0- for all types of securities for the years ended December 31,1998, 1997 and 1996.

Gross proceeds from the sale of securities were $-0-, $1,185, and $-0-, for the years ended December 31, 1998, 1997 and 1996, respectively. The applicable income taxes were approximately $-0-, $508, and $-0- for the years ended December 31, 1998, 1997 and 1996, respectively.

The amortized cost and estimated fair value of securities held to maturity and available for sale at December 31, 1998, by contractual maturity, are as follows:

                       					 Available for Sale		           Held to Maturity
			                        		Amortized    	Fair		          	Amortized  	Fair
					                          Cost      	 Value	            		Cost   		Value
Amounts maturing in:
One year or less			         $  1,100	    $  1,101		           $1,773	   $1,787
After one year through
five years			                 11,109       11,112	             3,683     3,779
After five years through
ten years	   		            	   1,095	       1,083	                82   	    90

Total	                  				 $13,304	     $13,296	            $5,538   	$5,656

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES:

The components of loans in the consolidated balance sheets were as follows:



                                                  December 31,

                                       1998            1997              1996

Commercial                        		$43,991         $40,977           $34,188
Real estate construction	             2,933	            787	              567
Residential mortgage	                 2,790	          2,809	            3,025
Consumer installment	                 2,686	          3,110	            1,484
Credit cards		                            -	            904  	              -
  Total                         					52,400         	48,587           	39,264
Deferred fees and costs	               (118)           	(86)             	(66)
Allowance for loan losses	             (378) 	         (401)	            (491)
	Loans, net                        	$51,904        	$48,100          	$38,707

Loans classified as non-accrual approximated $-0-, $-0-, and $-0- as of December 31, 1998, 1997 and 1996, respectively.



The changes in the allowance for loan losses were as follows:


                                                  December 31,

                                      1998             1997              1996

Balance, beginning of year	          	$401            	$491             	$475
Loans charged off	                   	(132)            	(93)              	(4)
Recoveries                            		26               	3                	5
Provision for loan losses		             83	               -           	    15

Balance, end of year                		$378            	$401             	$491


NOTE 5 - PLEDGED AND RESTRICTED ASSETS:

The Federal Reserve Board requires that banks maintain non-interest bearing cash balances in accordance with the Board's reserve requirements. The average non-interest bearing cash balance maintained to meet reserve requirements was approximately $600, $600 and $600 during 1998, 1997 and 1996, respectively.

Information concerning pledged assets is contained in Note 3.

NOTE 6 - PREMISES AND EQUIPMENT:

Major classifications of premises and equipment are as follows:

                                                  December 31,
                                      1998             1997              1996

Premises                          		$2,621          	$2,538           	$2,491
Equipment	                           1,177	           1,089	            1,027
    Total             			         	  3,798	           3,627	            3,518
Accumulated depreciation           	(1,789)        	 (1,595)	          (1,421)

                                				$2,009          	$2,032	           $2,097

Depreciation expense              	$   195         	$   190          	$   189

Certain facilities and equipment are leased under various operating leases. Rental expense was $117, $104 and $113 in 1998, 1997 and 1996, respectively. Future minimum rental commitments under noncancelable leases are:

                 	1999	           	$     47
                  2000                   41
                  2001                   41
                		2002                  	41
                  2003                   41
	          	Thereafter                1,090

                              					$  1,301

NOTE 7 - TIME CERTIFICATES OF DEPOSIT MATURITIES:

Time certificates of deposit under $100 maturing in years ending December 31, as of December 31, 1998:

             					1999             	$15,055
			             		2000                 	511
				             	2001                 	398
				             	2002                 	251
				             	2003                  	33
			             		Thereafter	           113

             					Total            	$16,361


Time certificates of deposit $100 and over maturing in years ending December 31, as of December 31, 1998:

               	  1999              	$4,294
					             2000                 	263
					             2001	                 166
             					2002                 	100
		             			2003                 	104
             					Thereafter	             -

             					Total             	$4,927





NOTE 8 - EMPLOYEE BENEFITS:

The Bank has a non-qualified salary continuation plan for several key executive officers that provides for certain amounts to be paid to the officers upon their retirement at age 65, or upon certain terminations of employment. The Bank purchased single premium life insurance policies on the lives of the officers to assist with the funding of the plan.

Also, the Bank has a 401(k) Employee Retirement Plan. Employees must meet certain age and hour requirements in order to be eligible to participate. Employees can make contributions to the plan, within limits established by the
Internal Revenue                 	(401)        	(401)

Financial liabilities:
Deposits                                               	77,558       	77,558

Unrecognized financial instruments:
Commitments to extend credit                                	-            	-
Letters of credit                                           	-            	-

(The amounts shown under Carrying Amount represent deferred fees arising from those unrecognized financial instruments.)


The estimated fair values of the Company?s financial instruments at December 31, 1996 are as follows:


                                                       Carrying        Fair
                                                        Amount         Value
Financial assets:
Cash and due from banks                             		$  5,202     	$  5,202
Federal funds sold                                    		12,700       	12,700
Investment securities	                                 	15,996	       16,055
Cash surrender value of officers? life insurance	       	1,249        	1,249
Loans                                                 		39,198       	39,195
Less allowance for loan losses	                          	(491)        	(491)

Financial liabilities:
Deposits	                                              	70,268       	70,268

Unrecognized financial instruments:
Commitments to extend credit	                               	-            	-
Letters of credit	                                          	-	            -
(The amounts shown under Carrying Amount represent deferred fees arising from those unrecognized financial instruments.)


NOTE 16 - CONTINGENCIES:

The Bank is a party to several lawsuits arising out of its normal course of business. In the opinion of management and legal counsel, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements.







FIVE YEARS AT A GLANCE

                                         					December 31,
			                                  1998 	   1997    1996      1995    1994
($ in thousands except # of shares,
per share income and dividends)


Interest Income	                 		$6,757 	$ 6,367 	$ 6,103 	$ 6,375	$ 5,786
Interest Expense	                  	2,397 	  2,100 	  2,028 	  2,232   1,839

   Net Interest Income	            	4,360   	4,267   	4,075   	4,143  	3,947
Provision of loan losses		            (83)	    ( 0)   	( 15)	   ( 41)  	(230)

   Net interest income
   after provision for loan losses 	4,277    4,267   	4,060   	4,102  	3,717

Other income	                       		428     	430     	395     	440    	666

Total operating expenses         	  3,482 	  3,363  	 3,105  	 3,125 	 3,181

   Net income before taxes
   and extraordinary item	         	1,223   	1,334   	1,350   	1,417  	1,202

Income Taxes			                      (304)	   (347)   	(438)   	(479)  	(483)

Net Income	                         		919     	987     	912     	938    	719

Weighted average shares
outstanding used for
computing earnings
per share	                    		1,006,737 	992,103 	942,143 	898,152	845,658

Net income per share	              	$ .91 	$   .99  	$  .97  	$ 1.04   $ .85

Cash Dividends			                    $503    	$502    	$475   	$ 451   	$  4

Cash Dividends per share : $.25 per share 5/98 and $.25 per share 10/98; $.25 per share 5/97 and $.25 per share 10/97; $.50 per share 4/96, 100% stock split 6/96, and $.25 per share 10/96; $.50 per share 4/95 and $.50 per share 10/95;
10% stock split plus $.50 per share - 1994; 10% stock split - 1993; 10% stock split - 1992.


INREGULATION

The Corporation is a bank holding company registered under the Bank Holding Company Act of 1956 and is subject to the supervision of the Board of Governors of the Federal Reserve System.

The Bank is subject to supervision, regulation and regular examination by the California State Banking Department. The deposits of the Bank are insured up to the maximum legal limits by the Bank Insurance Fund, which is managed by the Federal Deposit Insurance Corporation, and the Bank is therefore subject to applicable provisions of the Federal Deposit Insurance Act and regulations of the FDIC.

The statutes and regulations administered by these agencies govern all aspects of the Bank's business, including required reserves against deposits, loans, investments, dividends, compliance, internal controls, and the establishment of new branches and other banking facilities.

Many new regulations have been passed since 1990 that impact the Bank and its operations, such as the Community Reinvestment Act, the guidelines for a well capitalized bank (10% risk based, 6% tier one capital, and 5% leveraged capital), the guidelines for loan to value ratios, the Truth in Savings Act, and many more.

Recent studies conducted by the federal government and other entities concerned with the banking industry have shown that the cost of implementing and complying with the many regulations passed in the last few years is onerous - especially to small community banks.
One such proposed regulation is ?Know your Customer? which would require Bank?s to monitor their customers accounts and report any ?unusual? activity to regulatory authorities. There have been many articles written about this proposed regulation and there is a bill currently being presented in Congress would stop the regulation. Not only do banks feel that this regulation would be an invasion of their customers? privacy, but the impact on small community banks would be devestating.


IN OUR COMMUNITY

We continue to serve as the Bank, the Directors and the employees give not only monetary donations but many hours of their time in support of the local governments, civic organizations, charitable organizations and school activities.

Over the years we have sponsored, or donated to, or participated in, or been a member of the following:
Kiwanis, Rotary, The Siskiyou County Fair Board, Chambers of Commerce throughout
Siskiyou County, the city planning department, Soroptimists, Siskiyou Balloon
Faire, Yreka Banner Program, Madrone Hospice, Community Theater "At Last"
Program, Farm Bureau Scholarships,	Timberline Community Bank Scholarship through
United Scholarships, Junior Golfers Tourney, Klamath River Fire Department Fund
Raisers, Yreka City Golf Tournament, High School Safe Graduation Programs, Lions
Auction, Annual "Rex Club Tournament" for sports activities, Elks Tournament,
Elks Crippled Children, DARE program Yreka YMCA program, United Way, March of
Dimes, Yreka Rotary Bike Event, Cancer Fund, Cancer Daffodil Days, National Teen
Leadership Conference, California Special Olympics, Siskiyou Child Care Council,
Yreka Community Television, Siskiyou General Hospital Building Fund, Christmas
Giving Tree, Siskiyou General Hospital Golf Tournament. Annual Fireman of the
Year awards dinner, donation of the City clock on the corner of Main and
Broadway, the arch in Weed, the skating rink in Mt. Shasta, the Humane Society, and so on...

We intend to continue our support of our community in 1999 with active participation in memberships and with donations as in the past.



MEMBERS OF THE BOARD OF DIRECTORS

STEPHEN P. BRADLEY,      President and owner Shasta Forest Products

GARELD J. COLLINS,       Chairman of the Board, Enterprise Investments

RICHARD S. DAY,          Secretary of the Board, retired Business Executive

NORMAN E. FIOCK,         Retired Rancher

DON L. HILTON,           Personal Investments

JOHN A. LINTON,          Executive Vice President, Timberline Community Bank

ROBERT J. YOUNGS,        President and Chief Executive Officer


CHARLES J. COOLEY,       Director Em